Exhibit 99(1)

FROM:	Kerzner International Limited
The Bahamas
Investor Contact: Omar Palacios
Tel: +1.242.363.6016

FOR IMMEDIATE RELEASE

KERZNER ANNOUNCES $150,000,000
CONVERTIBLE SENIOR SUBORDINATED NOTES DUE 2024

PARADISE ISLAND, The Bahamas, March 31, 2004 – Kerzner International Limited (NYSE: KZL) (the “Company”) today announced that it intends to sell through a private offering $150 million of Convertible Senior Subordinated Notes Due 2024, subject to market and other conditions. The Company will grant to the initial purchasers an option to purchase up to an additional $23 million of convertible notes in connection with the offering.

The convertible notes will be unsecured senior subordinated obligations of the Company and will be convertible under certain circumstances into a combination of cash and ordinary shares of the Company at a fixed conversion price. In general, upon conversion of a convertible note, the holder of such note will receive cash equal to the principal amount of the note and ordinary shares of the Company for the note’s conversion value in excess of such principal amount. The initial conversion price, the interest rate and other terms of the convertible notes will be determined upon pricing of such securities.

The Company intends to use the net proceeds from the offering to fund future capital expenditures which may include, among other things, development costs for the Phase III expansion on Paradise Island, the Company’s equity investment in Atlantis, The Palm and for general corporate purposes.

The convertible notes will be offered only to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, as amended. The convertible notes and the underlying ordinary shares issuable upon conversion have not been registered under the Securities Act or any applicable state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from such registration requirements. This announcement is neither an offer to sell nor a solicitation of an offer to buy any of the securities to be offered.